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SECURI 12011188 SSION

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SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 25520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

PENSION FUND EVALUATIONS, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2450 MIDDLE COUNTRY ROAD

CENTEREACH,	**NEW YORK**	**11720**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM FRANCO **(212) –728-1622**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***GREGORY G. PHILIPPS,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***PENSION FUND EVALUATIONS, INC., as of DECEMBER 31, 2011,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

President
Title

X [signature]
Notary Public

SUSAN MONTALTO
Notary Public, State of New York
No. 01MO4959190
Qualified in Suffolk County
Commission Expires Nov. 20, 2014

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PENSION FUND EVALUATIONS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	36,635
Due from broker		93,681
Fixed assets - net of accumulated depreciation of $21,951(Note 2d)		8,107
Due from stockholder (Note 3)		107,185
Other assets		4,543
Total assets	$	250,151
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	19,744
Total liabilities		19,744
Commitments and Contingencies (Note 4 and 5)		
Stockholders' equity (Note 6)		
Common stock - par value $.10; 1,000,000 shares authorized, 100,000 shares issued and outstanding		10,000
Additional paid-in capital		305,150
Accumulated (deficit)		(84,743)
Total stockholders' (deficit)		230,407
Total liabilities and stockholders' equity	$	250,151

The accompanying notes are an integral part of this statement.

PENSION FUND EVALUATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

Note 1- Nature of Business

Pension Fund Evaluations, Inc. (the "Company") is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

(a) Revenue Recognition
Securities transactions (and the recognition of related income and expense) are recorded on a settlement date basis which is generally three business days after the trade date and one day after the trade date for options. There is no material difference between trade date and settlement date. Securities owned by the Company are valued at market.

(b) Income Tax
The Company has elected to be treated as an "S" corporation under the provisions of the Internal Revenue Code and New York State Tax regulations. The Company does not pay Federal or State Corporate Income Taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the company's taxable income.

(c) Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

(d) Depreciation
Depreciation is computed by the modified accelerated cost recovery method over the estimated useful lives of the assets, which does not differ materially from generally accepted accounting depreciation methods.

Note 2- Summary of Significant Accounting Policies (continued)

(e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

(f) ***401(K) Plan***
The Company has a plan which qualifies under 401(K) of the Internal Revenue Service code and covers employees who have completed one-half year of service and have reached the age of 18.

g) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2011 and February 16, 2012 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Due from Stockholder

The amount due from stockholder is non-interest bearing and has no fixed repayment terms.

Note 4- Commitments and Contingencies

Office Lease
The Company leases its premises under a lease expiring March 31, 2015. At December 31, 2011, the minimum rental commitment, before escalations under the lease, is as follows:

Year	Amount
2012	$21,830
2013	$22,922
2014	$24,068
2015	$ 6,089

Note 5- Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may

Note 5- Financial Instruments with Off-Balance-Sheet Credit Risk (continued)

impair customers' ability to satisfy their obligations to the Company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guideline. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 %. At December 31, 2011, the Company had net capital of $16,891, which was $11,891 in excess of its required net capital of $5,000. The Company's net capital ratio was 116.89%.

A copy of the Company's Statement of Financial Condition as of December 31, 2011, pursuant to the Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, NY 11720

Gentlemen:

We have audited the accompanying statement of financial condition Pension Fund Evaluations, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pension Fund Evaluations, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 16, 2012